Exhibit (a)(2)(iv)

LETTER TO SHAREHOLDERS
July 15, 2021
Dear Shareholders:

You are invited to a Special Meeting of Shareholders to consider an offer of US $6.00 cash (the “Consideration”) for each of your subordinate voting shares of EXFO Inc. (the “Subordinate Voting Shares”). Your Board of Directors unanimously recommends acceptance of the offer, with its full rationale offered in the accompanying management proxy circular (the “Circular”), as it provides:

•	a 62% premium to the closing price of the Subordinate Voting Shares on June 4, the day before the offer was made;
•	a 63% premium to the 20 trading day volume-weighted average price up until June 4, the day before the offer was made; and
•	the certainty of an all cash offer.

Act Now To Secure A Premium Consideration and Certainty of Value

The Consideration to be received by the holders of Subordinate Voting Shares (other than the dissenting Shareholders and the holders of the Excluded Shares (as defined below)) is all cash, which provides such holders of Subordinate Voting Shares with certainty and immediate liquidity.

All of the directors who own or control Subordinate Voting Shares (directly or indirectly) and certain officers who collectively own or exercise control or direction over approximately 17.54% of the Subordinate Voting Shares, 62.95% of all the issued and outstanding Shares, and 93.78% of the outstanding voting rights attached to all of the issued and outstanding Shares, have entered into Directors & Officers Support and Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Subordinate Voting Shares IN FAVOUR of the special resolution approving the statutory plan of arrangement (the “Arrangement Resolution”). Mr. Lamonde has also agreed to vote his Multiple Voting Shares IN FAVOUR of the Arrangement Resolution. The 3,191,666 Subordinate Voting Shares controlled by G. Lamonde Investissements Financiers Inc., 316,247 Subordinate Voting Shares controlled by 9356-8988 Québec Inc., 164,561 Subordinate Voting Shares controlled directly by Germain Lamonde and 716,830 Subordinate Voting Shares controlled directly by Philippe Morin, the Chief Executive Officer of the Corporation (collectively, the “Excluded Shares”), will be excluded for purposes of “minority approval” under Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.

Please arrange for your proxy to be received by the Corporation’s depository, AST Trust Company (Canada), at 1 Toronto Street, Suite 1200, Toronto, Ontario,  M5C 2V6, Attention: Proxy Department, or at 2001 Robert-Bourassa Boulevard, Suite 1600, Montréal, Québec,  H3A 2A6, Attention: Proxy Department, by no later than 10:00 a.m. (Québec City time) on August 11, 2021 (or 48 hours, excluding Saturdays, Sundays and statutory holidays, prior to the commencement of the reconvened Meeting if the Meeting is adjourned or postponed). Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion, and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy please contact our proxy solicitor, D.F. King Canada, a division of AST Investor Services Inc. (Canada) (“D. F. King”) toll-free in North America at 1 (866) 822-1242, direct at (416) 682-3825 or by email at inquiries@dfking.com. Questions on how to complete the letter of transmittal, should be directed to EXFO Inc.’s depositary, AST Trust Company (Canada), at 1 (800) 387-0825 (toll-free within North America) or at (416) 682-3860 (outside of North America) or by email at inquiries@astfinancial.com.
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You are invited to attend a special meeting of shareholders of EXFO Inc. (the “Corporation”) to be held virtually on Friday, August 13, 2021 at 10:00 a.m. (Québec City time) (the “Meeting”).

The Meeting is being called for you to consider and, if deemed advisable, to approve a special resolution approving a statutory plan of arrangement (the “Arrangement”) pursuant to the provisions of the Canada Business Corporations Act involving the Corporation and 11172239 Canada Inc. (the “Purchaser”), which will acquire all the Subordinate Voting Shares at a price of US $6.00 in cash per Subordinate Voting Share, excluding the Excluded Shares.

Recommendation of the Board

The Board of Directors of the Corporation (the “Board”) unanimously recommends that shareholders of the Corporation (the “Shareholders”) vote IN FAVOUR of the Arrangement Resolution (Germain Lamonde, the Executive Chairman of the Board, and Philippe Morin, the Chief Executive Officer, recused themselves because of the potential for a conflict of interest as they each have an interest in the Arrangement). After taking into consideration, among other things, the recommendation of a special committee comprised of Claude Séguin and François Côté, both independent directors of the Corporation (the “Special Committee”), the Board has unanimously concluded (Germain Lamonde and Philippe Morin also recused themselves from the meeting) that the Arrangement is in the best interest of the Corporation and is fair to the holders of Subordinate Voting Shares (except the holders of the Excluded Shares).

The recommendation of the Board is based on factors and considerations set out in detail in the accompanying management proxy circular, including the unanimous recommendation of the Special Committee and a fairness opinion from TD Securities Inc. to the effect that, as at June 6, 2021, and based upon and subject to the assumptions, limitations and qualifications set out therein, the Consideration to be received by the holders of Subordinate Voting Shares (other than the holders of the Excluded Shares) pursuant to the Arrangement is fair, from a financial point of view, to the holders of Subordinate Voting Shares (other than the holders of the Excluded Shares). TD Securities Inc. also provided the Special Committee with a formal valuation which determined that, as at June 6, 2021, and based upon and subject to the assumptions, limitations and qualifications set out therein, the fair market value of the Subordinate Voting Shares was in the range of US $5.75 to US $7.50 per Subordinate Voting Share.

Procedural Safeguards for the Shareholders

The Arrangement was negotiated by the Special Committee comprised of independent directors, and which was advised by experienced, qualified and independent financial and legal advisors. The Arrangement is subject to the following approvals from Shareholders and the Québec Superior Court (the “Court”), which provides additional protection to holders of Subordinate Voting Shares (except the holders of the Excluded Shares):

(a)
The Arrangement Resolution must be approved by at least two-thirds (66⅔%) of the votes cast by Shareholders virtually present or represented by proxy at the Meeting, voting as a single class (each Shareholder being entitled to one vote per Subordinate Voting Share and the holders of multiple voting shares being entitled to ten votes per multiple voting share);

(b)
The Arrangement Resolution must also be approved by a majority (50%+1) of the votes cast by the holders of Subordinate Voting Shares virtually present or represented by proxy at the Meeting (other than the holders of the Excluded Shares); and

(c)
The Arrangement must be approved by the Court, which will consider, among other things, the fairness and reasonableness of the Arrangement to the holders of Subordinate Voting Shares (other than the holders of the Excluded Shares).

In connection with the proposed Arrangement, all of the directors who own or control Subordinate Voting Shares (directly or indirectly) and certain officers who collectively own or exercise control or direction over approximately 17.54% of the Subordinate Voting Shares, 62.95% of all the issued and outstanding Shares, and 93.78% of the outstanding voting rights attached to all of the issued and outstanding Shares, have entered into D&O Support and Voting Agreements pursuant to which they have agreed, subject to the terms thereof, to vote all of their Subordinate Voting Shares IN FAVOUR of the Arrangement Resolution. Mr. Lamonde has also agreed to vote his Multiple Voting Shares IN FAVOUR of the Arrangement Resolution. The 3,191,666 Subordinate Voting Shares controlled by G. Lamonde Investissements Financiers Inc., 316,247 Subordinate Voting Shares controlled by 9356-8988 Québec Inc., 164,561 Subordinate Voting Shares controlled directly by Germain Lamonde and 716,830 Subordinate Voting Shares controlled directly by Philippe Morin, the Chief Executive Officer of the Corporation, will be excluded for purposes of “minority approval” under Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions.

If the required Shareholders and Court approvals are obtained and all other conditions to the Arrangement are satisfied, it is anticipated that the Arrangement will be completed on or about August 24, 2021.

In light of ongoing public health concerns related to the COVID-19 pandemic and in order to comply with government decrees, the Meeting will be held exclusively in virtual format, conducted via live webcast. Shareholders will be able to participate and vote at the Meeting online regardless of their geographic location at https://web.lumiagm.com/436109447.

Shareholders should review the accompanying notice of special meeting of Shareholders and management proxy circular, which describes, among other things, the background to the Arrangement as well as the reasons for the determinations and recommendations of the Special Committee and the Board. The Circular contains a detailed description of the Arrangement and includes additional information to assist you in considering how to vote at the Meeting. You are urged to read this information carefully and, if you require assistance, you are urged to consult your financial, legal, tax or other professional advisors.

Your vote is important regardless of the number of shares you own. If you are unable to be virtually present at the Meeting, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy or voting instruction form, as applicable, so that your Shares can be voted at the Meeting in accordance with your instructions. If you are a registered Shareholder, we also encourage you to complete, sign, date and return the enclosed letter of transmittal, which will help the Corporation arrange for the prompt payment for your Shares if the Arrangement is completed.

If you have any questions about the information contained in this Circular or require assistance in completing your form of proxy please contact our proxy solicitor, D.F. King toll-free in North America at 1 (866) 822-1242, direct at (416) 682-3825 or by email at inquiries@dfking.com. Questions on how to complete the letter of transmittal, should be directed to the Corporation’s depositary, AST Trust Company (Canada), at 1 (800) 387-0825 (toll-free within North America) or at (416) 682-3860 (outside of North America) or by email at inquiries@astfinancial.com.

On behalf of the Board, we would like to take this opportunity to thank you for the support you have shown as Shareholders of the Corporation.

Yours very truly,

/s/ Germain Lamonde	/s/ Claude Séguin
Germain Lamonde Founder and Executive Chairman of the Board	Claude Séguin Chairman of the Special Committee and Director